Filed by Commonwealth
Telephone Enterprises, Inc.
pursuant to Rule 425 under the
Securities Act of 1933

Subject Company: Commonwealth
Telephone Enterprises, Inc.
Commission File No.: 333-138483

The following notice was sent to all CTE employees:

Important Notice Concerning Your Rights
Under the
Commonwealth Builder 401(k) Plan

February 22, 2007

This notice answers questions you may have about how the acquisition of Commonwealth Telephone Enterprises, Inc. (“CTE”) by Citizens Communications Company (“CZN”) will affect you as a participant in the Commonwealth Builder 401(k) Plan (the “Plan”). The notice also explains that the acquisition will result in a temporary “blackout period” when you will be unable to direct or diversify investments, obtain a loan from the Plan, or obtain a distribution from the Plan.

1.
What will happen to the CTE stock in my Plan account? Each share of CTE stock in your Plan account will be exchanged for $31.31 in cash and .768 shares of CZN stock. The cash portion will be allocated among the Plan’s investment options in accordance with your current investment election for new contributions. The shares of CZN stock will be allocated to your Company Stock Fund. All funds can be reallocated after the Plan’s blackout period ends (see below).

2.
When will the acquisition happen? The acquisition may close as early as March 8, 2007. However, the actual date will not be known until the Pennsylvania Public Utility Commission ("PA PUC") has considered the proposed acquisition, which it may do at its March 1, 2007 meeting.

3.
How will the acquisition affect investment election changes, loans and distributions? During a “blackout period” beginning on the acquisition closing date and lasting approximately 14 days, you will temporarily be unable to exercise the rights otherwise available under the Plan to direct or diversify investments or to obtain a loan or distribution. If the acquisition closes on March 8, for example, the blackout period would begin on March 8 and would be expected to last through March 21. Whether or not you are planning retirement in the near future, we encourage you to carefully consider how this blackout period may affect your retirement planning, as well as your overall financial plan.

4.	How can I get updated information on the timing of the blackout period? You can access this information on www.millimanonline.com.

5.
Should I consider changing my investment election now? Before and after the blackout period you will be able to diversify your portfolio and change your investment elections at any time. During the blackout period, however, you will be unable to direct or diversify your investments. For this reason, it is very important that you review and consider the appropriateness of your current investments in light of your inability to direct or diversify those investments during the blackout period. For your long-term retirement security, you should give careful consideration to the importance of a well-balanced and diversified investment portfolio, taking into account all your assets, income and investments. You should be aware that there is a risk to holding substantial portions of your assets in the securities of any one company, as individual securities tend to have wider price swings, up and down, in short periods of time, than investments in diversified funds. Stocks that have wide price swings might have a large loss during the blackout period, and you would not be able to direct the sale of such stocks from your account during the blackout period.

If you intend to make changes to your account, you are advised to do so now. To make changes, you can log on to www.millimanonline.com or call (866) 333-2074.

6.
How will my 401(k) contributions during the blackout period be invested? Your 401(k) contributions will be processed in accordance with your investment election on file. If you have elected that all or a portion of your contributions be invested in Company stock, that percentage of your contribution will be invested in shares of CZN stock.

7.	Will matching contributions continue to be made entirely in Company stock after the acquisition date? No, matching contributions will be invested the same way as your 401(k) contributions.

8.	Will CZN stock be an investment option after the acquisition date? Yes.

9.	Will any other changes be made to the Plan at the closing of the acquisition? No.

10.
Who should I contact if I have any questions? If you have any questions concerning this notice, you should contact Amy Wren at Commonwealth Telephone Enterprises, Inc., 100 CTE Drive, Dallas, PA 18612-9774, (570) 631-2700.

11.	Information about this Notice. Federal law generally requires that you be furnished notice of a blackout period at least 30 days in advance of the last date on which you could exercise your affected rights immediately before the commencement of any blackout period in order to provide you with sufficient time to consider the effect of the blackout period on your retirement and financial plans. However, the uncertainty as to when, if at all, the PA PUC will approve the acquisition, and thus when the acquisition may be completed, may make it impossible to provide 30 days’ advance notice.

Cautionary Statement Regarding Forward-Looking Statements
This document contains certain “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by the use of words such as “anticipate,” “may,” “can,” “believe,” “expect,” “project,” “intend,” “likely,” similar expressions and any other statements that predict or indicate future events or trends or that are not statements of historical facts. These forward-looking statements are subject to numerous risks and uncertainties. There are various important factors that could cause actual outcomes and results to differ materially from those in any such forward-looking statements. These factors include, but are not limited to, the following: failure to obtain, delays in obtaining or adverse conditions contained in any required regulatory approvals; failure to consummate or delay in consummating the merger for other reasons; changes in laws or regulations; and changes in general economic conditions. CTE and CZN undertake no obligation (and expressly disclaim any such obligation) to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise. For additional information concerning factors that could cause actual results to materially differ from those projected herein, please refer to CTE’s and CZN’s most recent Form 10-K, 10-Q and 8-K reports.

Important Information for Investors and Stockholders
In connection with the proposed merger, on December 19, 2006, CTE filed with the SEC the definitive proxy statement/prospectus, and CZN filed with the SEC a registration statement on Form S-4, of which the definitive proxy statement/prospectus forms a part. On December 20, 2006, CTE filed with the SEC a revised definitive proxy statement/prospectus, which includes a form of proxy but is otherwise the same as the definitive proxy statement/prospectus filed on December 19, 2006. Investors and stockholders of CTE and CZN are urged to read the definitive proxy statement/prospectus and any other relevant documents filed with the SEC because they contain important information about the proposed merger. Investors and stockholders may obtain these documents free of charge at the web site maintained by the SEC at www.sec.gov. In addition, documents filed with the SEC by CTE are available free of charge by directing a request to Commonwealth Telephone Enterprises, Inc., 100 CTE Drive, Dallas, Pennsylvania 18612, Attention: Investor Relations, and documents filed with the SEC by CZN are available free of charge by directing a request to Citizens Communications Company, 3 High Ridge Park, Stamford, CT 06905, Attention: Investor Relations.

This communication shall not constitute an offer to sell or the solicitation of an offer to buy securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction.